6711 MISSISSAUGA ROAD, SUITE 404
MISSISSAUGA, ONTARIO, CANADA L5N 2W3
PHONE: (905) 858-1368
FAX: (905) 858-1399
www.med-emerg.com

January 31, 2006

Ms. Keira Ino
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Ino:

Further to our letter of January 23, 2006 and pursuant to our subsequent conversations, we are pleased to respond as follows to the comments and questions posed by Mr. Jim Rosenberg, Senior Assistant Chief Accountant, in his letter of December 23, 2005:

Financial Statements.

26.	Revised Consolidated Financial Statements
Management confirms that:
•
As stated in the Auditors’ Report, Management is responsible for the financial statements, and the notes included therewith. It was not Management’s intent to abdicate, nor to suggest that it was abdicating, its responsibility for the financial statements as it relates to the accounting for the quasi reorganization. Management included the reference to the SEC to explain to the reader what prompted the change in disclosure.

•	Management and the Company’s auditors confirm that the revised accounting is GAAP compliant.

Management suggests that the note disclosure, be modified as follows:

26. REVISED CONSOLIDATED FINANCIAL STATEMENTS

These revised consolidated financial statements have been modified to reflect management’s reassessment of the application of certain accounting interpretations and to address certain disclosure requirements. Specifically, Shareholders’ Equity (Deficit) has been restated on the Balance Sheet and note 14 has been amended based on a review of FRR 210, concerning quasi reorganizations, which led management to reverse the accounting treatment previously applied. Further, notes 11, 12 and 21 have been amended to satisfy specific disclosure requirements. In addition, notes 18 and 20 for Contingent Liabilities and Subsequent Events have been updated. The net loss attributable to common shareholders and basic loss per common share from continuing and discontinued operations remain unchanged.

If you have questions please contact the writer at your earliest convenience at (905) 288-1003 or bdanis@med-emerg.com.

Sincerely yours,

/s/William J. Danis
Chief Financial Officer